

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 14, 2020


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of Inspire Tactical Balanced ESG ETF of Northern Lights Fund Trust IV under the Exchange Act of 1934.


Sincerely,

*Bev Sawyer*